EXHIBIT 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2013

EXPRESSED IN CANADIAN DOLLARS

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
March 31, 2013
(Expressed in Canadian Dollars - unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of the condensed interim consolidated financial statements by an entity’s auditor.

Under National Instrument 51-102, Part 4, Subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
March 31, 2013
(Expressed in Canadian Dollars - unaudited)

Page

Notice to Reader	1

Contents	2

Condensed Interim Consolidated Statements of Financial Position	3

Condensed Interim Consolidated Statements of Comprehensive Loss	4

Condensed Interim Consolidated Statements of Cash Flows	5

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	6

Notes to Condensed Interim Consolidated Financial Statements	7

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars - unaudited)

	March 31,	December 31,
	2013	2012
	$	$
Assets

Current
Cash and cash equivalents (Note 3)	6,999,337	10,785,758
Sales tax receivable	38,047	102,953
Prepaid expenses (Note 4)	138,225	85,948
	7,175,609	10,974,659

Property and equipment (Note 5)	38,292	41,652

Exploration and evaluation assets (Note 6)	46,017,974	42,165,595

Reclamation bonds (Note 7)	495,217	300,658

	53,727,092	53,482,564

Liabilities

Current
Accounts payable and accrued liabilities (Note 8)	2,727,545	1,838,851

Shareholders' equity
Share capital (Note 9)	60,769,524	60,102,516
Reserves (Note 9)	3,693,651	4,316,102
Deficit	(13,463,628)	(12,774,905)
	50,999,547	51,643,713

	53,727,092	53,482,564

Nature and Continuance of Operations (Note 1) and Commitments (Note 14)

These condensed interim consolidated financial statements are authorized for issuance by the Board of Directors on May 14, 2013.

On Behalf of the Board of Directors:

“Jonathan Awde”	“Richard Silas”
Jonathan Awde, Director	Richard Silas, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars - unaudited)

	For the three months ended March 31,
	2013	2012
	$	$

Expenses
Advertising and promotion	765	22,132
Bank charges and interest	3,637	3,134
Consulting fees	66,369	53,200
Depreciation	4,340	4,315
Foreign exchange gain	(20,229)	(27,531)
Insurance	22,985	8,319
Investor relations	24,318	65,058
Management fees	147,250	102,000
Office	53,448	57,259
Professional fees	108,381	127,479
Regulatory and shareholders’ service	36,725	44,197
Rent	32,326	31,608
Share-based compensation (Note 9)	44,557	955,208
Travel and related	123,533	191,010
Wages and salaries	58,009	57,963

	(706,414)	(1,695,351)

Interest income	17,691	16,032

Loss and comprehensive loss for the period	(688,723)	(1,679,319)

Basic and diluted loss per share	(0.01)	(0.03)

Weighted average number of common
shares outstanding	83,820,109	62,347,708

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars - unaudited)

	For the three months ended March 31,
	2013	2012
	$	$
Cash flows used in operating activities
Net loss for the period	(688,723)	(1,679,319)
Items not affecting cash and cash equivalents:
Depreciation	4,340	4,315
Share-based compensation	44,557	955,208
Changes in non-cash working capital items
Decrease in sales tax receivable	64,906	23,902
(Increase) in prepaid expenses	(52,277)	(93,153)
Increase in accounts payable	26,636	52,152
	(600,561)	(736,895)

Cash flows used in investing activities
Reclamation bonds	(194,559)	(36,097)
Acquisition of equipment	(980)	-
Exploration and evaluation assets expenditures	(2,990,321)	(3,375,577)
	(3,185,860)	(3,411,674)

Cash flows from financing activities
Proceeds from exercise of warrants	-	4,935,713
Proceeds from exercise of stock options	-	50,250
	-	4,985,963

Net change in cash and cash equivalents	(3,786,421)	837,394

Cash and cash equivalents, beginning of period	10,785,758	7,886,869

Cash and cash equivalents, end of period	6,999,337	8,724,263

Non-cash transactions
Exploration and evaluation assets expenditures in accounts payable at period end	2,421,856	2,019,329
Reclassification of expired warrants from reserves to share capital	667,008	-

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars - unaudited)

	Number of Shares Issued	Capital Stock	Reserves	Deficit	Total Shareholders' Equity
		$	$	$	$
Balance at December 31, 2011	60,676,852	27,828,590	3,852,852	(7,581,681)	24,099,761

Shares issued for cash	10,000,000	20,514,000	-	-	20,514,000
Share issuance costs	-	(1,863,253)	-	-	(1,863,253)
Warrants exercised	12,193,257	12,386,529	(307,970)	-	12,078,559
Stock options exercised	950,000	1,236,650	(568,900)	-	667,750
Share-based compensation	-	-	1,340,120	-	1,340,120
Net loss for the year	-	-	-	(5,193,224)	(5,193,224)
Balance at December 31, 2012	83,820,109	60,102,516	4,316,102	(12,774,905)	51,643,713

Warrants expired	-	667,008	(667,008)	-	-
Share-based compensation	-	-	44,557	-	44,557
Net loss for the period	-	-	-	(688,723)	(688,723)
Balance at March 31, 2013	83,820,109	60,769,524	3,693,651	(13,463,628)	50,999,547

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in Canadian Dollars - unaudited)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia and is listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol V.GSV. On June 12, 2012, the Company began to trade on NYSE MKT under the symbol “GSV”.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage and are without a known body of commercial ore.  The business of exploring for minerals involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.  The amounts shown as exploration and evaluation assets costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values.  The recoverability of the amounts shown for exploration and evaluation assets costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations.

These unaudited consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at March 31, 2013, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations.  The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months with current cash on hand, proceeds from the exercise of stock options, and further private placements.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these condensed interim consolidated financial statements.

Statement of compliance
These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2012.

The accounting policies applied in preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2012.

Basis of presentation
These condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation

Basis of consolidation
These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, JKR Gold Resources Inc., JKR Gold Resources (USA) Inc., JMD Exploration Corp. and Gold Standard Ventures (US) Inc. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in comprehensive loss.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Use of estimates (continued)
Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Accounting pronouncements not yet adopted
A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended December 31, 2013 and have not been applied in preparing these financial statements.  The Company is currently considering the possible effects of the new and revised standards which will be effective to the Company’s financial statements for the year ending December 31, 2014 or later:

a)
IFRS 9 – Financial Instruments: Classification and Measurement applies to classification and measurement of financial assets and liabilities as defined in IAS 39. It is effective for annual periods beginning on or after January 1, 2015 with early adoption permitted. The Company does not expect any effect on the Company’s financial statements.

b)
IAS 10 – Consolidated Financial Statements amendment provides clarification on investment entitles. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect any effect on the Company’s financial statements.

c)
IAS 27 – Separate Financial Statements amendment provides clarification on investment entitles. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect any effect on the Company’s financial statements.

d)
IAS 32 – Financial Instruments: Presentation amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect any effect on the Company’s financial statements.

NOTE 3 – Cash and Cash Equivalents

	March 31, 2013	December 31, 2012
	$	$
Cash at bank	1,076,541	2,137,699
Cash held in lawyers’ trust account	70,644	90,894
Cash equivalents	5,852,152	8,557,165

	6,999,337	10,785,758

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in Canadian Dollars - unaudited)

NOTE 4 – Prepaid Expenses

	March 31, 2013	December 31, 2012
	$	$
Prepaid expenses	125,937	79,791
Deposits	12,288	6,157

	138,225	85,948

NOTE 5 - Property and Equipment

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2012	65,275	21,028	86,303
Additions	-	980	980
At March 31, 2013	65,275	22,008	87,283
Depreciation:
At December 31, 2012	32,639	12,012	44,651
Charge for the period	3,264	1,076	4,340
At March 31, 2013	35,903	13,088	48,991
Net book value:
At December 31, 2012	32,636	9,016	41,652
At March 31, 2013	29,372	8,920	38,292

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2011 and 2012	65,275	21,028	86,303
Depreciation:
At December 31, 2011	19,583	7,808	27,391
Charge for the year	13,056	4,204	17,260
At December 31, 2012	32,639	12,012	44,651
Net book value:
At December 31, 2011	45,692	13,220	58,912
At December 31, 2012	32,636	9,016	41,652

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in Canadian Dollars - unaudited)

NOTE 6 – Exploration and Evaluation Assets

Expenditures for the fiscal period related to exploration and evaluation assets located in Nevada, USA are as follows:

	Crescent Valley	Railroad	Camp Douglas	South Railroad	Total
	$	$	$	$	$

Balance as at December 31, 2011	1,930,084	14,746,190	357,724	92,452	17,126,450

Property acquisition and staking costs	47,827	-	-	-	47,827
Exploration expenses
Claim maintenance fees	176,121	55,651	41,476	10,784	284,032
Consulting	62,786	1,044,743	146,924	26,254	1,280,707
Data analysis	4,598	141,786	10,863	-	157,247
Drilling	448,837	14,685,461	1,600,491	-	16,734,789
Equipment	8,777	182,629	17,187	-	208,593
Geological	9,849	88,201	48,636	-	146,686
Lease payments	189,282	164,115	54,714	1,385,260	1,793,371
Sampling and processing	142,073	749,969	104,859	-	996,901
Site development	22,806	567,964	-	-	590,770
Supplies	11,044	2,185,516	482,830	-	2,679,390
Travel	1,408	103,390	14,034	-	118,832
	1,125,408	19,969,425	2,522,014	1,422,298	25,039,145

Balance as at December 31, 2012	3,055,492	34,715,615	2,879,738	1,514,750	42,165,595

Exploration expenses
Consulting	5,975	259,615	3,734	7,484	276,808
Data analysis	-	16,882	287	-	17,169
Drilling	-	2,654,181	-	-	2,654,181
Equipment	-	21,248	-	-	21,248
Geological	11,598	9,732	28,214	-	49,544
Lease payments	2,504	-	-	4,679	7,183
Sampling and processing	-	180,653	-	-	180,653
Site development	-	259,605	-	-	259,605
Supplies	-	367,715	-	-	367,715
Travel	-	18,273	-	-	18,273
	20,077	3,787,904	32,235	12,163	3,852,379

Balance as at March 31, 2013	3,075,569	38,503,519	2,911,973	1,526,913	46,017,974

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Crescent Valley North Project

In September 2009, the Company entered into an option agreement to acquire a 100% interest in four lease agreements, collectively known as the Crescent Valley North property ("CVN") from Aurelio Resources Corporation ("Aurelio").  In order to earn the interest, the Company must complete the following by August 2012:
•	Pay Aurelio US$100,000 and reimbursement of US$16,567 of closing costs (paid)
•	Issue 600,000 common shares to Aurelio (issued at a value of $228,000)
•	Pay Aurelio US$100,000 on or before August 31, 2010 (paid)
•	Incur exploration expenditures of US$1,500,000 on or before August 31, 2012, with the Company having the option of making a cash payment to Aurelio of any shortfall (incurred)
•	Assume the obligations on each of the four underlying lease agreements

The underlying lease agreements consist of the Mathewson Lease (“Mathewson”), the WFW Lease (“WFW”), the KM/IC Lease (“KM/IC”), and the KM/RC Lease (“KM/RC”).  The annual lease payments in US$ are as follows:

Lessor	Mathewson	WFW	KM/IC	KM/RC	Total

Year
2009	$35,000	$12,500	$25,000	$25,000	$97,500	(Paid)
2010	40,000	12,500	30,000	30,000	112,500	(Paid)
2011	45,000	12,500	35,000	35,000	127,500	(Paid)
2012	50,000	17,500	40,000	40,000	147,500	(Paid)
2013	55,000	17,500	45,000	45,000	162,500
2014	60,000	17,500	50,000	50,000	177,500
Onward	60,000	17,500	50,000	50,000	177,500

Aurelio also has a 1% net smelter royalty (“NSR”) on each of the four properties.  The Mathewson lease, KM/IC lease and KM/RC lease are each subject to a 4% NSR, of which 2% can be bought down on a sliding scale dependent on the price of gold.

The WFW lease is subject to a 3% NSR, of which 2% can be bought down on a sliding scale dependent on the price of gold.

The Mathewson lease, KM/IC lease and KM/RC lease are held by an officer and director of the Company.

In August 2011, the Company entered into two mining lease agreements to acquire a 100% interest in certain claims contiguous with the Crescent Valley North property for a lease term of ten years subject to total annual lease payments in US$ as follows:

Year
2011	$20,000	(paid)
2012	20,000	(paid)
2013	30,000
2014	40,000
2015	50,000
2016-2020	60,000

Each lease has an option to purchase prior to commencement of any mining activities for US$1,500,000 and is subject to a 3% NSR with a buy-down right of 1% for US$300,000 at any time. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Crescent Valley North Project (continued)

In April 2012, the Company entered into a surface use agreement with a primary term of 10 years, but will continue thereafter as long as the Company owns or controls properties within a two mile radius of the surface tracts. The surface use agreement is subject to an annual lease payment of US$2,483.

In July 2012, the Company entered into a mining lease agreement to lease a 100% right in certain unpatented mining claims for a period of 10 years. The Company paid US$20,000 upon execution of the agreement and is required to make annual lease payments of US$25,000 on the first anniversary and then increasing to US$50,000 in years six to nine. The Company has the option to purchase the property for US$2,000,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 3% NSR with a buy-down option of 1% for US$1,000,000 in year five and a further 1% for US$2,000,000 in year eight. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$60,000 increasing to US$100,000.

Railroad Project

In August 2009, the Company entered into an agreement to acquire a 100% interest in certain claims comprising the Railroad Property in Nevada from Royal Standard Minerals, Inc (“RSM”) and its subsidiaries.  The Railroad property is subject to three underlying lease agreements as follows:
a.
Aladdin Sweepstakes Consolidated Mining Company (“Aladdin”) Lease/Purchase Agreement dated August 1, 2002; whereby RSM was granted the option to purchase the property on or before August 1, 2009 for a lump sum payment of US$2,000,000 less any lease payments as credits towards the payment, subject to a retained 1% NSR.  As of August 2009, RSM had made total lease payments of $235,000.

b.
Tomera Mining Lease dated January 22, 2003, which is subject to annual lease payments and expiring in January 2011. This lease is also subject to a 5% NSR.  The lease was not extended in January 2011 but was replaced with five separate leases which were entered into in September 2010 as described below.

c.	Sylvania Mining Lease Agreement dated December 1, 2005 which is subject to annual lease payments and expiring in December 2021. This lease is also subject to a 5 % NSR.

To acquire the interest in the Railroad property, the Company must:
•	Pay the remaining balance of US$1,765,000 to Aladdin (paid)
•	Pay US$1,200,000 to RSM (paid)
•	Pay the final lease payment of US$31,800 on the Tomera Mining Lease (paid)
•	Pay the 2009 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay the 2010 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay future annual lease payments under the Sylvania Mining Lease of US$20,000 per annum until 2020.
RSM will retain a 1% NSR on the entire property and certain claims are subject to a 1.5% Mineral Production Royalty payable to Kennecott Holdings Corporation.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad Project (continued)

In September 2010, the Company entered into five mining lease agreements to acquire additional parcels of private surface and mineral rights properties contiguous with the Railroad property subject to total annual lease payments in US$ as follows:

Year
2010	$70,040	(Paid)
2011	70,040	(Paid)
2012	70,040	(Paid)
2013	78,588
2014	78,588
2015	87,137
2016	87,137
Onward	96,887

Of the five mining lease agreements, three lease agreements are subject to a 5% NSR. One of these three lease agreements has a buy-down right of 1% for US$1,000,000 in year five and a further 2% for US$3,000,000 in year eight. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

In May 2011, the Company entered into a minerals lease and agreement with Newmont USA Limited (“Newmont”) to lease four sections and acquire a 100% right to prospect and explore for minerals on and beneath the leased lands. Two of the four sections are staked public lands, which carry no underlying royalty. The other two sections are private surface and minerals lands subject to a total annual lease payment of US$39,680 and an underlying 5% net smelter royalty. Under the terms of the agreement, the Company is required to spend a minimum of US$100,000 on exploration before the second anniversary date (incurred) and to maintain the lease. The Company will be subject to escalating yearly work commitments in the aggregate amount of US$2,500,000 over a period of six years. Beginning on the seventh year, the Company will be subject to an annual work commitment of US$300,000, or the Company will be required to pay an annual rental payment of US$33,600 to Newmont.

Newmont has a first back-in right on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the lease by incurring expenditures totaling 150% of the expenditures made by the Company. If Newmont elects not to exercise the back-in right, Newmont will deed the claims and assign the leases on the leased lands to the Company in exchange for the Company’s executing a royalty deed conveying a 3% NSR on the claims and a 1% NSR on the leased lands to Newmont. If Newmont exercises its first back-in right, it has a second back-in right to earn an additional 19% interest in the lease by expending an additional 100% of the expenditures made by the Company. The project would then revert to a joint venture between Newmont (70%) and the Company (30%).

In October 2012, the Company entered into a letter of intent to lease a 100% right in certain patented mining claims for a primary period of 10 years located in Elko County, Nevada. The Company paid US$15,000 upon execution of the agreement and is required to make annual lease payments of US$15,000 on the first anniversary and then increasing to US$50,000 in years six to nine. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$75,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments paid will be credited against future NSR payments.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad Project (continued)

In December 2012, the Company entered into a letter of intent to lease a 100% right in certain patented mining claims for a primary period of 10 years located in Elko County, Nevada. The Company paid US$20,000 upon execution of the agreement and is required to make annual lease payments of US$20,000 on the first anniversary and then increasing to US$35,000 in years six to nine. The Company has the option to purchase the property for US$1,000,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 2% for US$2,000,000 and a further 1% for US$1,500,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$50,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

Camp Douglas Project

In August 2010, the Company entered into a mining lease and option to purchase agreement with Diversified Inholdings, LLC, a US company, to acquire, subject to a 4% net smelter royalty, a 100% interest in the Camp Douglas project consisting of certain unpatented mineral claims in Mineral County, Nevada.  Under the terms of the agreement, the Company is to pay cumulative lease payments of US$550,000 and incur exploration expenditures of US$900,000 by August 2018.  As at March 31, 2013, the Company had paid US$150,000 in lease payments and fulfilled the accumulated work commitment of US$900,000 in exploration expenditures.  Further lease payments and annual expenditures after 2018 will be subject to negotiation.

The Company has the option to purchase a 100% interest in the property for an amount of US$100,000.  The Company may exercise the option only after it commits to commence development of a mine or mining on the property and completes a feasibility study for development of a mine or mining on the property.

South Railroad Project

Between October 2011 to May 2012, the Company entered into various mining lease agreements to acquire a 100% interest in certain claims, collectively known as the South Railroad project (“South Railroad”), for a lease term of ten years with an option to extend the lease term for an additional ten years. These leases are subject to total annual lease payments in US$ as follows:

Year
2011	$63,522	(Paid)
2012	72,236	(Paid)
2013	72,236
2014	84,940
2015	86,683
2016	99,387
2017	101,130
2018	113,834
2019	115,577
2020	115,577
2021 and onward	125,829

The lease payment will be cumulatively credited to the Company’s account and will be applied against the Company’s obligation to pay the NSR payment up to 80% of the total lease payment. In addition to the lease payments, the Company paid total signing bonuses of US$53,000 with respect to the signing of the leases. Each lease is subject to a 5% NSR. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Exploration and Evaluation Assets – (continued)

South Railroad Project (continued)

In October 2012, the Company entered into a surface use agreement with a primary term of 10 years, with provisions for extension after that. The surface use agreement is subject to an annual lease payment of US$20,103. The Company has the option to purchase the property for US$8,934,640 and must purchase the property prior to commencing production.

In November 2012, the Company entered into a mining lease agreement to lease a 100% interest in certain mineral rights for a period of 12 years. The Company paid an initial amount of US$1,000,000 and annual lease payments of US$175,000 upon execution of the agreement and the annual lease payments increase by 5% each year.  Under the terms of the agreement, the Company is required to spend a minimum of US$500,000 on exploration during the first year of the lease term, US$750,000 during the second year of the lease term, and US$1,000,000 per year for the remainder of the lease term, with the option of making a cash payment to the vendor of any shortfall.  The lease agreement is subject to a 5% NSR with a buy-down option of 3% for US$3,500,000 in year one through six or for US$7,000,000 in year seven through twelve.  The Company, prior to commencing production on the property and after having exercised its buy-down option of the NSR, has an option to purchase the property for an amount of US$25,000,000.  If the Company exercises the purchase option, 70% of the initial amount will be credited towards the purchase price and 70% of all annual lease payments will be credited against future NSR payments.   The Company has the option to extend the lease for an additional 10 years by paying US$1,000,000 and making annual lease payments of US$500,000 per year, increasing annually in the amount of 5% of the previous year’s annual lease payment. After the third anniversary, the Company can terminate this agreement by making a cash payment equal to the lease payments for the following two years of the lease term.

NOTE 7 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds of $495,217 (US$499,283) (December 31, 2012 - $300,658 (US$301,696)).

NOTE 8 – Accounts Payable and Accrued Liabilities

	March 31, 2013	December 31, 2012
	$	$
Accounts payable	2,281,621	1,702,930
Accrued liabilities	445,924	135,921

	2,727,545	1,838,851

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in Canadian Dollars - unaudited)

NOTE 9 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value

Issued Share Capital

In June 2012, the Company closed a private placement whereby 10,000,000 shares at US$2.00 (equivalent to $2.0514) per share were issued for proceeds of $18,650,747 net of cash commissions and expenses of $1,863,253.

Share Purchase Warrants

During the year ended December 31, 2012, 12,193,257 warrants were exercised for proceeds of $12,078,559.

A summary of share purchase warrant activities are as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding at December 31, 2011	12,973,783	0.99
Exercised	(12,193,257)	0.99
Outstanding at December 31, 2012	780,526	0.95
Expired	(780,526)	0.95
Outstanding at March 31, 2013	-	-

Stock Options

On June 13, 2012, the shareholders of the Company approved and amended the Company’s adoption of the Stock Option Plan.  The maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant.  The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

In February 2012, the Company granted 740,000 stock options for a period of five years, valued at $0.98 per option for a total of $724,722 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.63%, a forfeiture rate of 0%, and volatility of 125%.

In March 2012, the Company granted 150,000 stock options for a period of five years, valued at $1.54 per option for a total of $230,486 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.63%, a forfeiture rate of 0%, and volatility of 125%.

In June 2012, the Company granted 25,000 stock options for a period of five years, valued at $2.21 per option for a total of $55,223 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.21%, a forfeiture rate of 0%, and volatility of 115%.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in Canadian Dollars - unaudited)

NOTE 9 - Share Capital and Reserves – (continued)

Stock Options (continued)

In August 2012, the Company granted 50,000 stock options for a period of five years, valued at $1.42 per option for a total of $71,153 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.38%, a forfeiture rate of 0%, and volatility of 126%.

In September 2012, the Company granted 20,000 stock options for a period of five years, valued at $1.42 per option for a total of $28,452 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.31%, a forfeiture rate of 0%, and volatility of 126%.

In September 2012, the Company granted 150,000 stock options for a period of five years, valued at $1.53 per option for a total of $230,084 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.31%, a forfeiture rate of 0%, and volatility of 126%.

In March 2013, the Company granted 50,000 stock options for a period of five years, valued at $0.89 per option for a total of $44,557 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.29%, a forfeiture rate of 0%, and volatility of 132%.

During the year ended December 31, 2012, 950,000 stock options were exercised for proceeds of $667,750.

A summary of stock options activities are as follows:

	Number of options	Weighted average exercise price
		$
Outstanding at December 31, 2011	4,035,000	0.83
Granted	1,135,000	1.40
Exercised	(950,000)	0.70
Outstanding at December 31, 2012	4,220,000	1.01
Granted	50,000	1.03
Outstanding at March 31, 2013	4,270,000	1.01

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in Canadian Dollars - unaudited)

NOTE 9 - Share Capital and Reserves – (continued)

Stock Options (continued)

A summary of the stock options outstanding and exercisable at March 31, 2013 is as follows:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Date
$
0.65	1,305,000	1,305,000	July 13, 2015
0.82	200,000	200,000	October 6, 2015
0.71	700,000	700,000	January 25, 2016
1.27	400,000	400,000	March 17, 2016
1.40	350,000	350,000	April 5, 2016
1.26	155,000	155,000	June 29, 2016
1.16	715,000	715,000	February 2, 2017
1.82	150,000	150,000	March 29, 2017
2.73	25,000	25,000	June 1, 2017
1.68	50,000	50,000	August 30, 2017
1.68	20,000	20,000	September 4, 2017
1.81	150,000	150,000	September 5, 2017
1.03	50,000	50,000	March 1, 2018
	4,270,000	4,270,000

The stock option reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

NOTE 10 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets.  Geographic information is as follows:

	As at March 31, 2013
	Canada	US	Total
	$	$	$
Reclamation bonds	-	495,217	495,217
Property and equipment	31,162	7,130	38,292
Exploration and evaluation assets	-	46,017,974	46,017,974
	31,162	46,520,321	46,551,483

	As at December 31, 2012
	Canada	US	Total
	$	$	$
Reclamation bonds	-	300,658	300,658
Property and equipment	33,730	7,922	41,652
Exploration and evaluation assets	-	42,165,595	42,165,595
	33,730	42,474,175	42,507,905

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in Canadian Dollars - unaudited)

NOTE 11 - Related Party Transactions

During the three months ended March 31, 2013, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.
As at March 31, 2013, an advance of $1,782 (December 31, 2012 - $7,913), on account of future expenses was included in prepaid expenses and $7,170 (December 31, 2012 - $6,867) was included in accounts payable and accrued liabilities owing to a company controlled by a director and officer of the Company.

ii.	As at March 31, 2013, $5,552 (December 31, 2012 - $Nil) was included in accounts payable and accrued liabilities owing to a company controlled by a director and officer of the Company.

Summary of key management personnel compensation:

	For the three months ended March 31,
	2013	2012
	$	$
Management fees	147,250	102,000
Professional fees	-	9,000
Exploration and evaluation assets expenditures	55,468	30,033
Wages and salaries	-	7,508
Share-based compensation	-	602,639
	202,718	751,180

In March 2011, the Company granted to a director and officer an NSR of 0.5% to 1% on all properties staked by him and acquired by the Company subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

NOTE 12 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity.  Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the period.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in Canadian Dollars - unaudited)

NOTE 13 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•      Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•      Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•      Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, sales tax receivable, reclamation bonds, and accounts payable and accrued liabilities.  The fair value of these financial instruments, other than cash and cash equivalents, approximates their carrying values due to the short-term nature of these instruments. Cash and cash equivalents are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at March 31, 2013, the Company had a net monetary liability position of US$42,403. Each 10% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $4,200.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments and does not have any interest bearing debt.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in Canadian Dollars - unaudited)

NOTE 14 - Commitments

a)	Summary of commitment to office leases:

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	82,404	52,682	136,086
Payable later than one year and not later than five years	-	22,367	22,367
Payable later than five years	-	-	-
Total	82,404	76,049	158,453

b)
In March 2011, the Company signed four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management consulting services to the Company for an indefinite term effective February 1, 2011. The agreements require total combined payments of $52,500 per month.  Included in each agreement is a provision for a two year payout in the event of termination without cause and three year payout in the event of a change in control. During 2012, the Board of Directors approved amendments to these consulting agreements whereby the total combined payment will increase to approximately $72,583 per month.